FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number 000-30224
CRYPTOLOGIC INC.

1867 Yonge Street, 7th Floor
Toronto, Ontario, Canada
M4S 1Y5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: January 31, 2005	/s/ Lewis N. Rose
Lewis N. Rose
President and Chief Executive Officer

2

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC EXPANDS UK SHAREHOLDER BASE

January 31, 2005 (Toronto, ON) - CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today a placing through the facilities of the London Stock Exchange to a number of prominent UK institutional investors of an aggregate of 1,075,000 common shares in the company at a price of £12.50 per share (approximately Cdn$29.24), representing approximately 8% of the issued share capital.

The shares were purchased from Andrew Rivkin and Mark Rivkin, the founders and former CEO and COO respectively of the company from inception to 2000. The transaction was facilitated by Bridgewell Securities Limited of London, England, CryptoLogic’s recently appointed UK corporate broker.

“We are delighted to have attracted blue chip UK institutional shareholders, and view their investment as a positive endorsement of CryptoLogic’s growth strategy,” said Lewis Rose, CryptoLogic’s President and CEO. “The UK is emerging as the global centre for regulated online gaming, and the diversification of our shareholder base into this major market reflects our international expansion and should help enhance liquidity in the London market.”

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer. The company’s technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Limited, a subsidiary of CryptoLogic, licenses its gaming software and services to customers worldwide. For more information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact:
CryptoLogic, (416) 545-1455	Argyle Rowland, (416) 968-7311 (media)
Nancy Chan-Palmateer, Director of Communications	Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

Tel (416) 545-1455 Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5